  Exhibit 99.1

NextSource Materials Completes $2 million Private Placement

NEWS RELEASE – TORONTO, July 2, 2020

NextSource Materials Inc.’s (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) announces that it has completed a non-brokered private placement offering (the “Offering”) of 61,578,783 units (the “Units”) at a price of CAD$0.0325 per Unit for gross proceeds of CAD$2,001,310.

The Offering received substantial support from existing shareholders of the Company.

Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one additional common share of the Company at a price of CAD$0.065 per share for a period of 24 months. No finder fees or commissions were paid in association with the Offering.

The net proceeds of the Offering will be used to fund the Company’s ongoing initiatives with mine financiers for the funding of Phase 1 production and, at the request of several interested potential partners, to commence a study that would determine both the capital and operating costs for a value-add, battery anode plant to further upgrade the Company’s SuperFlake® graphite concentrate to a spheronized and purified graphite (SPG) for anode material in lithium-ion batteries for electric vehicle and hybrid vehicle applications.

In March 2020, the Company announced it executed a LOI with its Japanese offtake partner and a leading Chinese processor of graphite anode material to collaborate on the construction of a value- add, battery anode plant. At the request of the parties involved in the LOI as well as other major battery anode suppliers, this study will allow management to further discussions with interested parties. Funds will also be used for general and administrative expenses.

All securities issued in connection with the Offering will be subject to a four-month hold period as required by Canadian securities laws. The Company has obtained conditional approval from the Toronto Stock Exchange (the “TSX”) for the listing of all common shares issued pursuant to the Offering. The Offering is subject to receipt of final approval of the TSX.

About NextSource Materials Inc.

NextSource Materials Inc. is a mine development company based in Toronto, Canada, that is developing its 100%-owned Molo Graphite Project in southern Madagascar. The Molo Graphite Project is a fully permitted, feasibility-stage project that ranks as one of the largest-known and highest quality flake graphite deposits in the world and is the only project with SuperFlake® graphite.

The Company will be utilizing an all-modular build approach to constructing the Molo mine and in two production phases. Phase 1 will produce 17,000 tonnes per annum (“tpa”) over the first two years of production and Phase 2 producing a total of 45,000 tpa by year three. Offtakes are in place for 100% of Phase 1 production.

For further information contact: Brent Nykoliation, Senior Vice President, Corporate Development at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com. +1.416.364.4911

Safe Harbour: This press release contains statements that may constitute “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements in this release relate to the results of the 2019 Feasibility Study, funding of the development of the Molo Project, implementation and commencement of the build-out of the Molo Project, commencement of production at the Molo Project, commencement of procurement for mine infrastructure, the procurement of equipment to construct a mine, value engineering, any and all product test results, the Letter of Intent with a Japanese Offtake Partner and Prominent Chinese Graphite Anode OEM Supplier to Collaborate on Battery Anode Plant, and product analysis, and the permit application. These are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.